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                   CENDANT EXTENDS $58 PER SHARE TENDER OFFER
               FOR AMERICAN BANKERS INSURANCE GROUP TO MARCH 27

Stamford, CT and Parsippany, NJ, March 9, 1998 - Cendant Corporation (NYSE: CD) announced today it is extending its cash tender offer to buy approximately 23.5 million common shares of American Bankers Insurance Group Inc. (NYSE: ABI) at a price of $58 per share. The offer, which commenced on January 28, 1998, and was scheduled to expire at 5:00 p.m., New York City time, on March 6, 1998, has been extended through 12 midnight New York City time on March 27, 1998.

As of 5:00 p.m. on March 6, 1998, 15,578,084 shares of American Bankers' stock had been tendered to Cendant under the terms of the offer, including 7,169,219 shares tendered pursuant to notices of guaranteed deliver. Shares tendered represent approximately 37% of American Bankers outstanding common stock.

"Following the signing of a confidentiallty agreement, we are in the process of thoroughly examining the data provided to us by American Bankers. We expect shortly to reach a conclusion regarding our future actions. We are committed to acquiring American Bankers, and we are evaluating the most effective strategy to do so," said Walter A. Forbes, Chairman, and Henry R. Silverman, President and Chief Executive Officer of Cendant. Cendant stated it has extended the offer through the scheduled American Bankers' shareholder vote on AIG's offer to acquire American Bankers.

On January 27, Cendant proposed to acquire American Bankers for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis. The shares Cendant will purchase under this tender offer, combined with the shares Cendant already owns, will equal 51% of the fully diluted shares of American Bankers. Cendant will exchange, on a tax-free basis, shares of its common stock with a fixed value of $58 per share for the balance of American Bankers' common stock.

The Information Agent for the Cendant offer is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill Lynch & Co.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization of approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsipanny, NJ, the company has more than 35,000 employees, operates in over 100 countries and makes approximately 100 million customer contacts annually.


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